Pruco Life Insurance Company

RIDER FOR FLEXIBLE TERM INSURANCE BENEFIT ON LIFE OF INSURED

This rider is a part of this contract only if it is listed on a contract data page.

Rider Death Benefit

We will pay an amount under this benefit if we receive due proof that the Insured died: (1) in the term period for this benefit, and (2)
while this contract is in force and not in default past the last day of the grace period.   The term period starts on the contract date.  The
term period ends on the contract anniversary on or after the Insured's 121st birthday.  Our payment is subject to all the provisions of the benefit and of the rest of the contract.

To determine the rider death benefit on any date, we first take the effective Target Coverage Amount shown in the Life Insurance on the
Insured section of the contract data pages and subtract from it the death benefit as calculated in the Death Benefit provision.  If this contract has a Type A death benefit (see Type of Death Benefit in the contract data pages), the resultant amount is the rider death benefit.  If this contract has a Type B death benefit, the rider death benefit is the resultant amount plus the contract fund before deduction of any monthly charges due on that date.

If the rider death benefit is less than zero, we consider it to be zero.

Rider Charges

On each monthly date, we will deduct a charge for this rider from the contract fund.  To determine the maximum charge for this rider, we use the following method:

We determine the maximum cost of insurance rate using the maximum monthly rate shown under the Table of Maximum Monthly
Insurance Rates.  We then multiply the rate by the rider death benefit amount divided by $1,000.

We will also deduct a monthly administrative charge for this rider as shown under Adjustments to the Contract Fund.

Requested Decreases in Rider Coverage Amount

You may decrease the Rider Coverage Amount while this rider is in force, subject to our approval and the following conditions:

1. You must ask for the decrease in a form that meets our needs.

2. The decrease must be one permitted by our current underwriting rules.

3.	The amount of a decrease must be at least equal to the minimum decrease in the Rider Coverage Amount shown under Contract Limitations in the contract data pages.

4. The Rider Coverage Amount after a decrease must be at least equal to the minimum Rider Coverage Amount shown under Contract Limitations in the contract data pages.

5. If we ask you to do so, you must send us the contract to be endorsed.

6. The contract must not be in default.

ICC15 VL 197 B-2015

A decrease will take effect only if we approve your request for it at our Home Office and will take effect on the date we approve it.
If we approve the decrease, we will also recompute the contract's charges, values and limitations.  We will send you new contract data pages showing the amount and effective date of the decrease and the recomputed charges, values and limitations.  If the Insured is not living on the effective date, the decrease will not take effect.  We may deduct the administrative charge (shown under
Adjustments to the Contract Fund) for the decrease.

Effect of a Withdrawal on the Rider Coverage Amount

To determine the effect of a withdrawal on the Rider Coverage Amount, we first compute the following: (A) The net amount at risk
(see Contract Fund) plus the rider death benefit (see Rider Death Benefit) immediately prior to the withdrawal; and (B) The net amount at risk plus the rider death benefit immediately following the withdrawal (see Withdrawals).

If amount (A) is equal to or greater than amount (B), the withdrawal will have no effect on the Rider Coverage Amount.

If amount (A) is less than amount (B), we consider this amount to be an increase in the total amount at risk.  You must prove to us that the Insured is insurable for this increase. Otherwise, we may reduce the Rider Coverage Amount and, consequently, the Target
Coverage Amount by the amount of this increase.  The reduction in the coverage amounts will never be greater than the withdrawal amount.  We will send you new contract data pages showing the amount and effective date of the change and the recomputed charges, values and limitations.

Suicide

The Suicide Exclusion provision of the contract applies to this rider as issued.

Termination

This rider will end on the earliest of:

1. the end of its term period;

2. the end of the grace period if the contract is in default and the premium required to bring it out of default has not been paid;

3. the date the contract is surrendered for its net cash value if it has one; and

4. the date the contract ends for any other reason.

This Supplementary Benefit rider is attached to this contract on the Contract Date.

Pruco Life Insurance Company,

By

Secretary

ICC15 VL 197 B-2015                                                                           Page 2